Exhibit 3.2.19

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 09:00 AM 08/09/2002 020507209 – 3557085

CERTIFICATE OF FORMATION

OF

LOEWS CINEPLEX U.S. CALLCO, LLC

Under Section 18-201 of the Delaware Limited Liability Company Act:

1. Name. The name of the limited liability company is Loews Cineplex U.S. Callco, LLC.

2. Registered Office; Agent. The address of the registered office of the limited liability company required to be maintained by Section 18-104(1) of the Delaware Limited Liability Company Act is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware (New Castle County) 19808. The name of the registered agent at such address for service of process required to be maintained by Section 18-104(2) of the Act is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 9th day of August, 2002.

/s/ Illegible
Illegible
Authorized Person